UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A    .

Nominees for Directors and Audit Committee Members (who are non-executive directors) of KB Financial Group Inc.

On March 4, 2011, KB Financial Group Inc. (“KB Financial Group”) disclosed details regarding the nominees for directors, non-executive directors and audit committee members (who are non-executive directors) to be appointed at its annual general meeting of shareholders to be held on March 25, 2011.

Nominees for Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Byong Deok Min (New appointment) (05/08/1954)	President & CEO, Kookmin Bank	• Senior Executive Vice President of Consumer Banking Group, Kookmin Bank • Head of Regional Head Office, Kookmin Bank • General Manager of branch, Kookmin Bank	• B.A. in Business Administration, Dongguk University	Republic of Korea	From March 25, 2011 to July 12, 2013

Young Rok Lim (New appointment) (03/30/1955)	President, KB Financial Group

•    Vice Minister, Ministry of Finance and Economy

•    Director-General of the Financial Policy Bureau, Ministry of Finance and Economy

•    Director-General of the Economic Cooperation Bureau, Ministry of Finance and Economy

			• M.A. in Economics, Vanderbilt University • M.A. in Public Administration, Seoul National University • B.A. in Literature, Seoul National University	Republic of Korea	From March 25, 2011 to July 12, 2013

Vaughn Richtor (New appointment) (10/29/1955)	CEO, ING Banking Asia	• Managing Director & CEO, ING Bysya Bank, India • Chief Executive, ING Bank Limited • Country Banking Officer, ING Bank NV Sydney Branch	• Management in International Banking Cedep, Insead • Corporate Finance Programme, London Business School • Business Studies BA (Honours), Southbank London	Australia	2 years

Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Young Jin Kim (New appointment) (12/11/1949)	Professor, Seoul National University	• Outside director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korea Finance Association	• D.B.A. in Finance, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•   Presidential Secretary for Audit and Inspection

•   Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•   Information Service of Supreme Prosecutors’ Office

•   Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	2 years

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	Republic of Korea	1 year

Nominees for members of the Audit Committee who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• President of Finance Accounting Division, Korean Accounting Association • Director, Korean Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.A. in Business Administration, Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jae Wook Bae (New appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•   Presidential Secretary for Audit and Inspection

•   Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•   Information Service of Supreme Prosecutors’ Office

•   Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Kyungjae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (New appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 4, 2011	By:	/s/ Wang-Ky Kim
(Signature)

Name:	Wang-Ky Kim
Title:	Deputy President & CPRO